# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CG Oncology, Inc., CIK 0001991792
CUSIP: 156944100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 400 SPECTRUM CENTER DRIVE, SUITE 2040, IRVINE, California (CA), 92618
Date of event which requires filing of this statement: 09/11/2025
Filed by CIK 0002059170
Persons authorized to receive notices and communications: Jason Grunfeld, Kleinberg, Kaplan, Wolff & Cohen, P.C., 500 Fifth Avenue, New York, New York (NY), 10110, (212) 986-6000

## Reporting persons
- Seven Fleet Partners LP (CIK 0002059170): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,515,151; sole dispositive power 0; shared dispositive power 1,515,151; aggregate amount beneficially owned 1,515,151 (1.9% of the class)
- Seven Fleet Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,515,151; sole dispositive power 0; shared dispositive power 1,515,151; aggregate amount beneficially owned 1,515,151 (1.9% of the class)
- Brian Liu: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 25,668; shared voting power 1,515,151; sole dispositive power 25,668; shared dispositive power 1,515,151; aggregate amount beneficially owned 1,515,151 (2% of the class)
  Comment: Note to Rows 7 and 9: Dr. Liu has been awarded 39,765 options by the Issuer in consideration for his services as a director of the Company, of which 20,341 are currently vested, 5,327 are unvested but will vest within 60 days of the date hereof, and 14,097 of which are unvested and will not have vested within 60 days of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CG Oncology, Inc.
Address of issuer's principal executive offices: 400 SPECTRUM CENTER DRIVE, SUITE 2040, IRVINE, California (CA), 92618
Comment: The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D") relating to the Common Stock, $0.0001 par value per share (the "Shares") of CG Oncology, Inc. (the "Issuer").

## Item 2. Identity and Background
Name of person filing: This joint statement on Schedule 13D is being filed by Seven Fleet Partners LP ("Seven Fleet Partners"), Seven Fleet Advisors LLC ("Seven Fleet Advisors" and together with Seven Fleet Partners, the "Reporting Entities") and Dr. Brian Liu (the "Reporting Individual"). The Reporting Entities and the Reporting Individual are collectively referred to as the "Reporting Persons."
Residence or business address: The address of the principal business office of each Reporting Person is 960 San Clemente Way, Mountain View CA 94043.
Present principal occupation or employment: The principal business of Seven Fleet Partners is acquiring, holding and disposing of investment securities. The principal business of Seven Fleet Advisors is serving as the investment manager of Seven Fleet Partners. The principal business of Dr. Liu is serving as the managing member of Seven Fleet Advisors.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Seven Fleet Partners is a limited partnership organized under the laws of the State of Delaware. Seven Fleet Advisors is a limited liability company organized under the laws of the State of Delaware. The Reporting Individual is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by Seven Fleet Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,540,819 Shares beneficially owned by Seven Fleet Partners is approximately $49,999,983, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in Item 4(a) through (j) of this Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers, about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used in this Schedule 13D are based upon 77,762,732 Shares outstanding, which is the sum of (i) 76,247,581 Shares as of August 6, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2025, and (ii) the 1,540,819 Shares purchased by Seven Fleet Partners on September 11, 2025.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Longitude Capital Management Co. LLC (together with its affiliates, "Longitude") and Seven Fleet Advisors have instituted policies and procedures that may affect the acquisition, holding and disposition of securities held by Seven Fleet. As a result of such policies and procedures, the Reporting Persons and Longitude may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Exchange Act.

As of the date hereof, based on information provided by or behalf of Longitude, Longitude may be deemed to be the beneficial owner of 4,662,268 Shares, constituting 6.0% of the number of Shares outstanding (calculated based on the total Shares outstanding as set forth above in this Section 5(a)). Notwithstanding such policies and procedures, the Reporting Persons expressly disclaim such group membership and beneficial ownership over any Shares that they may be deemed to beneficially own by reason of such policies and procedures. This Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 of the Exchange Act or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D, including the notes relating thereto, for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
The Reporting Persons have not entered into any transactions in the Common Stock during the past sixty days, except as follows:

(i) On September 11, 2025, Seven Fleet Partners purchased 1,515,151 Shares at purchase price of $33.00 per Share, excluding commissions, pursuant to the Issuer's at-the-market offering.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On September 18, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Ex. 99.1 Joint Filing Agreement to Schedule 13D by and among Seven Fleet Partners LP, Seven Fleet Advisors, LLC and Dr. Brian Liu.

## Signatures
- Seven Fleet Partners LP: /s/ Dr. Brian Liu, Dr. Brian Liu, Managing Member of Seven Fleet Advisors, LLC, its Investment Manager (09/18/2025)
- Seven Fleet Advisors LLC: /s/ Dr. Brian Liu, Dr. Brian Liu, Managing Member (09/18/2025)
- Brian Liu: /s/ Dr. Brian Liu, Dr. Brian Liu (09/18/2025)